 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

☐	Merger

☒	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund:

Whitebox Mutual Funds (the “Registrant”).  The series of Registrant at the time of the liquidation were the Whitebox Tactical Opportunities Fund, the Whitebox Market Neutral Equity Fund and the Whitebox Tactical Advantage Fund (collectively, the “Funds”).

3.	Securities and Exchange Commission File No: 811-22574

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
Whitebox Mutual Funds 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Megan Hadley Koehler ALPS Fund Services, Inc. 1290 Broadway, Suite 1100 Denver, CO 80203 (720) 917-0585

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7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, CO  80203

(303) 623-2577

Wells Fargo Bank N.A.

90 South Seventh Street

Minneapolis, MN 55402

(612)  667-0654

Bank of New York Mellon

101 Barclay Street

New York, NY 10028

(718) 315-3611

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Sub classification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Whitebox Advisors LLC (the “Advisor”) 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416 (612) 253-6014

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, CO 80203 (303) 623-2577

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13.	If the fund is a unit investment trust (“UIT”) provide:

	(a)	Depositor’s name(s) and address(es): Not Applicable

	(b)	Trustee's name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):
File No.: 811-____
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took place: November 24, 2015

If No, explain: Not Applicable

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Board of Trustees is authorized to liquidate the Funds without shareholder approval for two reasons.  First, the Staff of the Securities and Exchange Commission has expressed its belief that the Investment Company Act of 1940 Act, as amended, does not require shareholder approval of the dissolution and complete liquidation of an investment company, such as the Registrant.  See Generic Comment Letter to Registrant from Carolyn B. Lewis, Assistant Director, Securities and Exchange Commission, Division of Investment Management (February 25, 1994) available at 1994 SEC No-Act. LEXIS 470.  Accordingly, whether a shareholder vote is required to effect the liquidation is a state law determination.  Second, the Delaware Statutory Trust Act permits a trust’s governing instrument to set forth the requirement of shareholder approval for certain transactions (e.g., dissolution, merger, conversion, etc.).  The Declaration of Trust of the Registrant (the “Declaration of Trust”) does not require shareholder approval to liquidate and dissolve the Funds or the Registrant.  The Declaration of Trust allows a majority vote of the Trustees then in office to liquidate the Funds or terminate the Registrant.

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II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

a.	If Yes, list the date(s) on which the fund made those distributions: January 19, 2016.
b.	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

c.	Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

d.	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

e.	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☒ No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Not Applicable

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

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19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No

 If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: Not Applicable

(b)	Why has the fund retained the remaining assets? Not Applicable

(c)	Will the remaining assets be invested in securities?

☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability: Not applicable

(b)	How does the fund intend to pay these outstanding debts or other liabilities? Not applicable

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IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation (expenses are approximate):

(i)

Legal expenses: Approximately $65,000. The Advisor has paid all legal expenses incurred to date related to the liquidation and will pay any additional legal expenses related to the liquidation going forward.

(ii)

Accounting expenses:  Approximately $55,000. The Advisor has paid all accounting expenses, primarily audit and tax fees associated with the liquidation audit, incurred to date related to the liquidation and will pay any additional accounting expenses related to the liquidation going forward.

(iii)	Other expenses (list and identify separately): Approximately $20,000. The Advisor will be responsible for paying any additional expenses related to the liquidation.
(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $140,000.

(b)	How were those expenses allocated? The Advisor bore the cost of the expenses associated with the liquidation of the Registrant and the Funds.
(c)	Who paid the expenses? The Advisor bore the cost of the expenses associated with the liquidation of the Registrant and the Funds.
(d)	How did the fund pay for unamortized expenses (if any)? As of the liquidation date, there were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been field with the Commission, provide a copy of the agreement as an exhibit to this form.
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VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Whitebox Mutual Funds; (ii) he is the Assistant Secretary of Whitebox Mutual Funds; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

By:	/s/ Matthew L. Thompson
Matthew L. Thompson

Signature Page